UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

PBF Energy Inc. (the “Issuer”)
(Name of Issuer)
Class A Common Stock, $0.001 par value per share (the “Class A Common Shares”)
(Title of Class of Securities)

69318G106
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69318G106	Page 2 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 12,270,998 Class A Common Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 12,270,998 Class A Common Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,270,998 Class A Common Shares (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8% of the total Class A Common Shares outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON IN

CUSIP No. 69318G106	Page 3 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 12,270,998 Class A Common Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 12,270,998 Class A Common Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,270,998 Class A Common Shares (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8% of the total Class A Common Shares outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON IN

CUSIP No. 69318G106	Page 4 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 12,270,998 Class A Common Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 12,270,998 Class A Common Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,270,998 Class A Common Shares (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8% of the total Class A Common Shares outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON IN

CUSIP No. 69318G106	Page 5 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 12,270,998 Class A Common Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 12,270,998 Class A Common Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,270,998 Class A Common Shares (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8% of the total Class A Common Shares outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON IN

CUSIP No. 69318G106	Page 6 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 12,270,998 Class A Common Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 12,270,998 Class A Common Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,270,998 Class A Common Shares (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8% of the total Class A Common Shares outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON IN

CUSIP No. 69318G106	Page 7 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 12,270,998 Class A Common Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 12,270,998 Class A Common Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,270,998 Class A Common Shares (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8% of the total Class A Common Shares outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON IN

CUSIP No. 69318G106	Page 8 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 12,270,998 Class A Common Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 12,270,998 Class A Common Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,270,998 Class A Common Shares (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8% of the total Class A Common Shares outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON IN

CUSIP No. 69318G106	Page 9 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Control Empresarial de Capitales S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 12,270,998 Class A Common Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 12,270,998 Class A Common Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,270,998 Class A Common Shares (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8% of the total Class A Common Shares outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON HC

CUSIP No. 69318G106	Page 10 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carso Energy Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER - 0 -
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 - 0 -
12	TYPE OF REPORTING PERSON C

CUSIP No. 69318G106	Page 11 of 15

Item 1.

(a)	Name of Issuer: PBF Energy Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: One Sylvan Way, Second Floor Parsippany, New Jersey 07054

Item 2.

(a)
Name of Persons Filing:

This statement is filed pursuant to Rule 13d-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), by the persons listed below (the “Reporting Persons”).

(1)

Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”). The members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Control Empresarial de Capitales S.A. de C.V. (“Control Empresarial”).

(2)

Control Empresarial, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies.

(3)

Carso Energy Corp., a corporation organized under the laws of Delaware, is a holding company with portfolio investments in various companies in the oil and gas and electricity industries. Carso Energy Corp. is a wholly-owned subsidiary of Carso Electric, S.A. de C.V, a wholly-owned subsidiary of Carso Energy, S.A. de C.V., a subsidiary of Grupo Carso, S.A.B. de C.V. (“Grupo Carso”).  The members of the Slim Family are beneficiaries of a Mexican trust which controls Grupo Carso.

(b)
Address of Principal Business Office:

(i) The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 Ciudad de México, México

(ii) Control Empresarial’s principal business address is:

Paseo de las Palmas 781
Piso 3, Lomas de Chapultepec, Sección III
Miguel Hidalgo, Ciudad de México, México, 11000

(iii) Carso Energy Corp.’s principal business address is:

900 Avenue S
Grand Prairie, TX 75050

CUSIP No. 69318G106	Page 12 of 15

(c)	Citizenship: Each member of the Slim Family is a Mexican citizen. Control Empresarial is a Mexican corporation. Carso Energy Corp. is a Delaware corporation.

(d)	Title of Class of Securities: Class A Common Stock, $0.001 par value per share (the “Class A Common Shares”)

(e)	CUSIP Number: 69318G106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J); or

(k)	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 69318G106	Page 13 of 15

Item 4.	Ownership.

(a)
Amount Beneficially Owned:

As of the date of this filing, (i) Control Empresarial, directly or indirectly, owns 12,270,998 Class A Common Shares and (ii) the Slim Family, which are beneficiaries of a Mexican trust that in turn owns all of the issued and outstanding voting equity securities of Control Empresarial, may be deemed to beneficially own indirectly the Class A Common Shares beneficially owned, directly or indirectly, by Control Empresarial.

(b)	Percent of Class:

The Class A Common Shares beneficially owned by the Slim Family constitute approximately 8.8% of the approximately 139.46 million[1] issued and outstanding Class A Common Shares.

The Class A Common Shares beneficially owned by Control Empresarial constitute approximately 8.8% of the approximately 139.46 million issued and outstanding Class A Common Shares.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: -0-
(ii)
Shared power to vote or to direct the vote:

As to the Slim Family: 12,270,998 Class A Common Shares
As to Control Empresarial: 12,270,998 Class A Common Shares
As to Carso Energy Corp.: -0- Class A Common Shares

(iii) Sole power to dispose or to direct the disposition of: -0-

(iv)
Shared power to dispose or direct the disposition of:

As to the Slim Family: 12,270,998  Class A Common Shares
As to Control Empresarial: 12,270,998 Class A Common Shares
As to Carso Energy Corp.: -0- Class A Common Shares

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

1 Given that the most recent filing by the Issuer stating the number of issued and outstanding Class A Common Shares was made prior to giving effect to the issuance of Class A Common Shares in connection with the business combination between the Issuer and PBF Logistics LP, the number of issued and outstanding Class A Common Shares used for purposes of this Amendment No. 9 corresponds to that reported by Bloomberg as of the date hereof.

CUSIP No. 69318G106	Page 14 of 15

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.
Identification and Classification of Members of the Group.

The identity of each member of the group filing this schedule is as follows: Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Control Empresarial de Capitales S.A. de C.V. and Carso Energy Corp.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

The Powers of Attorney for the members of the Slim Family and Control Empresarial, which are filed as exhibits to the Schedule 13G/A filed by the Slim Family and Control Empresarial with the SEC on February 3, 2022 in connection with their beneficial ownership of American Depositary Shares, each representing 20 Series L Shares of América Móvil, S.A.B. de C.V., are hereby incorporated herein by reference. The Power of Attorney for Carso Energy Corp. is filed as Exhibit 99-1 to this Schedule 13G/A. and the Joint Filing Agreement among the Slim Family, Control Empresarial and Carso Energy Corp., which was filed as Exhibit 99-2 to the Schedule 13G/A filed by the Slim Family, Control Empresarial, and Carso Energy Corp. with the SEC on November 13, 2019 in connection with their ownership of the Issuer, is  hereby incorporated herein by reference.

CUSIP No. 69318G106	Page 15 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By:	/s/ Marco Antonio Slim Domit
Marco Antonio Slim Domit
Marco Antonio Slim Domit		Attorney-in-Fact
February 13, 2023
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

Control Empresarial de Capitales S.A. de C.V.

By: Víctor Manuel Gutierrez Lopez Title: Attorney-in-Fact

CARSO ENERGY CORP.

By: Luis Fernando Meillon Del Pando
Title: Attorney-in-Fact